Exhibit (a)(13)    Advertisement published on May 24, 2007 in Canadian newspapers.

An Open Letter to Our Friends,

Colleagues and Communities

 As you know, on May 7, 2007, Alcoa announced a hostile take-over bid for Alcan.  On May 22, after a formal review of the bid, our Board of Directors unanimously recommended that Alcan shareholders reject the offer and not tender their shares.  We urge you to read our Directors' Circular posted at www.alcan.com for more information.

Why Alcan Rejected Alcoa's Hostile Bid

Our Board rejected Alcoa's hostile bid because it is not in the best interests of our shareholders.  As explained in our Director's Circular, the bid clearly does not reflect the value of Alcan, our extremely attractive assets and technology, our exceptional growth opportunities, and the demonstrated capabilities of management and our employees.

The offer is also highly conditional and fails to address significant risks associated with the proposed combination, especially with respect to the timing and substance of required regulatory approvals.  Furthermore, it has become clear over the course of the last several years that Alcan and Alcoa place fundamentally different priorities on creating shareholder value, as shown by Alcan's superior performance over the last five years.

We have been and remain focused on exploring the best ways to deliver superior value to Alcan shareholders.  This uncompromising governing principle has led Alcan's share price to significantly outperform Alcoa's in recent years and resulted in record financial results for Alcan in 2006 and through the first quarter of 2007.  Over the five-year period ending May 4th, 2007 (the last trading day prior to Alcoa's offer), Alcan's share price rose 81%.  Alcoa's share price increased just 3% over the same period while the S&P 500 index rose 40%.

It is worth noting that Alcoa's hostile public bid came after two other inadequate and highly uncertain proposals were made privately to Alcan in the last two years.  Both of those proposals were unanimously rejected by our Board and Alcan's share price quickly eclipsed both in the normal course.

Why Alcan Has Been Silent on Alcoa's Bid Until Now

Following this unsolicited offer, Alcan's Board of Directors had a fiduciary obligation to formally review the offer and make a recommendation to shareholders.  Until our Board went through this process and filed our Circular on May 22, it was inappropriate to comment.  But, that did not mean that we had nothing to say.

Where Alcan Goes From Here

Alcan is a company with a proven history of doing the right thing for our shareholders, employees, customers, partners, and the communities in which we live and work.  Our recent financial and share price performance demonstrate the value of our business and financial strategies and plans.  We are proud to have been named the "World's Most Admired Metals Company" by Fortune Magazine in March of this year.  We owe this success to the loyalty and hard work of our employees and the support of our customers and communities.

Our industry's landscape is changing rapidly and we have many potential paths to a greater future.  We are committed to delivering value for our shareholders while honouring our record of sustainable growth and responsible corporate citizenship. Thank you for your continued support.

Sincerely,

L. Yves Fortier	Richard B. Evans
Chairman	President & Chief Executive Officer